This is the form of material change report required under Section 85(1) of the Securities Act.

FORM 27

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

1. Reporting Issuer

Avino Silver & Gold Mines Ltd.
400-455 Granville Street
Vancouver, BC V6C 1T1

2. Date of Material Change

November 19, 2002

3. Press Release

November 19, 2002

4. Summary of Material Change

The Company has defaulted under the terms of a Trust Indenture and seek to amend the terms of the Mortgage Bonds.

5. Full Description of Material Change

Avino Silver & Gold Mines Ltd. and Bralorne-Pioneer Gold Mines Ltd, jointly announce that the Companies have defaulted under the terms of a Trust Indenture relating to Mortgage Bonds.

By an Indenture dated August 31, 1995, as amended (the “Indenture”), the Companies have issued bonds (the “Bonds”) secured by a specific mortgage registered against the Bralorne Mine Property and all equipment located at the Bralorne Mine Property. The principal amount secured by the Indenture is US$1,883,000. Interest accrues at the rate of 7% p.a. and is payable annually on October 24th of each year until maturity.

On June 21, 2002, Avino Silver & Gold Mines Ltd. (“Avino”) transferred and assigned all of its interest in the Bralorne Mine Property to Avino Silver & Gold Mines Ltd. (“BPN”) for a nominal amount. Under the terms of the Indenture, the Bondholders’ recourse against Avino is limited to Avino’s interest in the Bralorne Mine Property.

The maturity date of the Bonds was October 25, 2002, and the Companies have defaulted in repayment of the principal amount and accrued interest.

The Companies are seeking an extension of the maturity date to October 25, 2003 on the basis that:

1. The accrued interest on the Bonds to October 24, 2002 will be paid by BPN in installments over the next five months;

2. The interest due October 24, 2003 on the Bonds will be deposited in escrow by BPN on or before June 30, 2003; and

3. BPN will pay interest on the 2002 interest in arrears at the same rate as under the
Indenture on or before October 24, 2003.

In addition, BPN will grant to the Bondholders a right to convert the principal amount of their Bonds into Units of BPN (the “Units”) at the conversion price of CDN$0.50 per Unit. Each Unit will consist of one common share and one non-transferable share purchase warrant (the “Warrants”). Every two (2) Warrants will entitle the Bondholder to purchase one additional common share of BPN at an exercise price of $0.75 per share until October 25, 2003.

6. Reliance on Section 85(2) of the Act

N/A

7. Omitted Information

N/A

8. Senior Officers

Contact Person: Louis Wolfin
Business Telephone: 604-682-3701

9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, BC this 5th day of December 2002.

AVINO SILVER & GOLD MINES LTD.

“Louis Wolfin”
President